ABN 46 008 583 542

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Telex 122246
Internet http://www.macquarie.com.au
DX 10287 SSE
SWIFT MACQAU2S

Treasury 8232 3600 Facsimile 8232 4227
Foreign Exchange 8232 3666 Facsimile 8232 3019
Metals and Mining 8232 3444 Facsimile 8232 3590
Futures 9231 1028 Telex 72263
Debt Markets 8232 8569 Facsimile 8232 8341

MACQUARIE BANK

24 August 2005

United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
United States of America

Dear Sir/Madam

Macquarie Bank Limited <u>(File Number 82-34740)</u> documents for lodgement

Please find relevant documents for Macquarie Bank Limited for lodgement to satisfy the requirements of Rule 12g3-2(b).

Yours sincerely

Dennis Leong
Company Secretary

Macquarie Bank Limited
ABN 46 008 583 542

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Telex 122246
Internet http://www.macquarie.com.au
DX 10287 SSE
SWIFT MACQAU2S

Treasury 8232 3600 Facsimile 8232 4227
Foreign Exchange 8232 3666 Facsimile 8232 3019
Metals and Mining 8232 3444 Facsimile 8232 3590
Futures 9231 1028 Telex 72263
Debt Markets 8232 3815 Facsimile 8232 4414

10th August 2005

MACQUARIE BANK

Company Announcements Office
Australian Stock Exchange Limited
20 Bridge Street
Sydney NSW 2000

Dear Sir/Madam

Macquarie Bank Limited - Issued Ordinary Capital and Options Update

During the period 1 July 2005 to 31 July 2005 (inclusive), there have been the following changes in the number of fully paid ordinary shares of Macquarie Bank Limited on issue:

The following options have been exercised (converting into one fully paid share per option):

- 348,427 options exercisable at $23.94 each and expiring on 21 July 2005 (MBLAFL);
- 10,600 options exercisable at $23.94 each and expiring on 11 August 2005 (MBLAFU);
- 2,500 options exercisable at $23.94 each and expiring on 8 August 2005 (MBLAGC);
- 180,952 options exercisable at $34.71 each and expiring on 2 August 2006 (MBL0029);
- 21,002 options exercisable at $34.71 each and expiring on 31 August 2006 (MBL0040);
- 4,693 options exercisable at $28.19 each and expiring on 20 September 2006 (MBL0046);
- 8,332 options exercisable at $36.48 each and expiring on 25 September 2006 (MBL0049);
- 26,666 options exercisable at $34.71 each and expiring on 28 September 2006 (MBL0052);
- 3,000 options exercisable at $36.36 each and expiring on 10 December 2006 (MBL0074);
- 148,157 options exercisable at $30.51 each and expiring on 1 August 2007 (MBL0118);
- 25,097 options exercisable at $30.51 each and expiring on 30 August

2007 (MBL0124);

- 12,233 options exercisable at $30.51 each and expiring on 11 October 2007 (MBL0131);
- 2,933 options exercisable at $30.51 each and expiring on 20 November 2007 (MBL0140);
- 4,866 options exercisable at $30.51 each and expiring on 24 December 2007 (MBL0142);
- 1,666 options exercisable at $25.94 each and expiring on 23 April 2008 (MBL0173);
- 750 options exercisable at $24.58 each and expiring on 22 May 2008 (MBL0182);
- 1,666 options exercisable at $26.05 each and expiring on 31 July 2008 (MBL0192);
- 160,685 options exercisable at $28.74 each and expiring on 28 August 2008 (MBL0202);
- 8,499 options exercisable at $28.74 each and expiring on 24 September 2008 (MBL0207);
- 11,140 options exercisable at $28.74 each and expiring on 1 October 2008 (MBL0209);
- 1,601 options exercisable at $29.96 each and expiring on 30 September 2008 (MBL0211);
- 1,000 options exercisable at $28.74 each and expiring on 16 December 2008 (MBL0242); and
- 1,377 options exercisable at $34.60 each and expiring on 8 September 2009 (MBL0271).

Also, on 1 July 2005, 1,133,173 fully paid ordinary shares were issued at a price of $51.27 each under the Dividend Reinvestment Plan for the ordinary dividend payable on 1 July 2005.

Thus, at 31 July 2005 the number of issued fully paid ordinary $1.00 shares was 226,998,229.

During the period 1 July 2005 to 31 July 2005 (inclusive), the following new options have been issued:

- 100,500 options exercisable at $60.41 each and expiring on 8 July 2010 (MBL0303); and
- 37,500 options exercisable at $63.42 each and expiring on 22 July 2010 (MBL0304).

During the period 1 July 2005 to 31 July 2005 (inclusive), the following options have lapsed unexercised:

- 10,071 options exercisable at $30.51 each and expiring on 1 August 2007 (MBL0118);
- 368 options exercisable at $30.51 each and expiring on 30 August 2007 (MBL0124);
- 4,168 options exercisable at $32.90 each and expiring on 3 September

2007 (MBL0126);

- 334 options exercisable at $30.51 each and expiring on 11 October 2007 (MBL0131);
- 3,468 options exercisable at $30.51 each and expiring on 24 December 2007 (MBL0142);
- 26,223 options exercisable at $28.74 each and expiring on 28 August 2008 (MBL0202);
- 2,250 options exercisable at $28.74 each and expiring on 24 September 2008 (MBL0207);
- 1,458 options exercisable at $28.74 each and expiring on 1 October 2008 (MBL0209);
- 5,000 options exercisable at $34.27 each and expiring on 22 June 2009 (MBL0265);
- 5,000 options exercisable at $33.58 each and expiring on 8 July 2009 (MBL0266);
- 29,200 options exercisable at $32.75 each and expiring on 9 August 2009 (MBL0268);
- 12,500 options exercisable at $32.26 each and expiring on 23 August 2009 (MBL0269);
- 16,500 options exercisable at $36.99 each and expiring on 8 October 2009 (MBL0273);
- 5,000 options exercisable at $39.64 each and expiring on 22 October 2009 (MBL0274);
- 1,700 options exercisable at $41.72 each and expiring on 22 November 2009 (MBL0278); and
- 600 options exercisable at $44.88 each and expiring on 8 December 2009 (MBL0280).

The number of options on issue at 31 July 2005 was 26,469,006 all exercisable into one share per option.

Yours faithfully

Angela Blair
Assistant Company Secretary

Listing of Macquarie Bank Limited Options

As at 31 July 2005

MBL Code	Number	Exercise Price	Expiry Date
MBL0003	6,250	$18.51	26/02/2006
MBL0007	5,000	$28.19	20/03/2006
MBL0012	4,168	$27.04	17/04/2006
MBL0014	1,668	$28.55	19/04/2006
MBL0018	1,668	$27.60	28/05/2006
MBL0019	5,000	$27.77	29/05/2006
MBL0020	5,000	$27.53	6/06/2006
MBL0021	1,668	$27.58	15/06/2006
MBL0023	1,668	$28.19	24/07/2006
MBL0025	1,668	$29.72	27/07/2006
MBL0028	1,668	$28.46	1/08/2006
MBL0029	2,527,619	$34.71	2/08/2006
MBL0030	1,668	$30.25	3/08/2006
MBL0031	5,000	$28.21	7/08/2006
MBL0033	6,668	$29.50	9/08/2006
MBL0035	3,334	$29.35	13/08/2006
MBL0037	1,668	$34.71	28/08/2006
MBL0038	1,668	$35.41	29/08/2006
MBL0040	444,186	$34.71	31/08/2006
MBL0041	3,000	$34.82	3/09/2006
MBL0042	3,800	$27.60	4/09/2006
MBL0046	15,307	$28.19	20/09/2006
MBL0047	4,168	$32.20	21/09/2006
MBL0048	4,168	$36.66	24/09/2006
MBL0050	4,168	$35.95	26/09/2006
MBL0051	3,334	$33.01	27/09/2006
MBL0052	124,804	$34.71	28/09/2006
MBL0053	5,000	$35.93	1/10/2006
MBL0056	1,668	$29.72	8/10/2006
MBL0057	1,668	$37.52	9/10/2006
MBL0058	3,334	$36.68	12/10/2006
MBL0061	12,500	$37.75	29/10/2006
MBL0062	4,168	$37.05	30/10/2006
MBL0063	1,668	$37.26	31/10/2006
MBL0064	1,668	$37.94	7/11/2006
MBL0066	5,000	$36.85	13/11/2006
MBL0067	5,000	$36.86	14/11/2006
MBL0069	5,000	$35.71	16/11/2006
MBL0070	32,500	$37.58	22/11/2006
MBL0071	4,168	$36.84	26/11/2006

ATTACHMENT 1

Listing of Macquarie Bank Limited Options

As at 31 July 2005

MBL Code	Number	Exercise Price	Expiry Date
MBL0072	5,000	$36.05	3/12/2006
MBL0073	1,668	$35.71	5/12/2006
MBL0074	1,168	$36.36	10/12/2006
MBL0075	3,300	$37.55	20/12/2006
MBL0076	12,500	$37.67	25/01/2007
MBL0077	5,000	$37.47	4/02/2007
MBL0078	1,668	$36.08	12/03/2007
MBL0079	12,500	$36.54	13/03/2007
MBL0080	4,836	$36.34	14/03/2007
MBL0081	1,668	$35.24	15/03/2007
MBL0083	5,000	$36.85	19/03/2007
MBL0086	1,668	$36.85	22/03/2007
MBL0087	5,000	$36.67	25/03/2007
MBL0088	5,000	$36.68	26/03/2007
MBL0089	10,834	$36.55	27/03/2007
MBL0094	4,168	$34.82	3/04/2007
MBL0095	4,168	$35.99	4/04/2007
MBL0096	5,000	$35.22	5/04/2007
MBL0097	5,000	$35.59	8/04/2007
MBL0098	5,000	$37.35	9/04/2007
MBL0099	5,000	$36.67	10/04/2007
MBL0101	5,000	$36.95	18/04/2007
MBL0102	5,000	$33.16	23/05/2007
MBL0103	5,000	$35.31	24/05/2007
MBL0105	5,000	$32.76	28/05/2007
MBL0106	1,668	$33.12	29/05/2007
MBL0107	45,000	$33.54	4/07/2007
MBL0108	1,668	$33.45	5/07/2007
MBL0109	12,500	$33.05	8/07/2007
MBL0111	5,000	$36.00	10/07/2007
MBL0113	4,168	$33.20	12/07/2007
MBL0115	5,000	$33.19	19/07/2007
MBL0117	5,000	$32.47	23/07/2007
MBL0118	3,923,286	$30.51	1/08/2007
MBL0119	3,334	$33.45	23/08/2007
MBL0120	5,000	$31.54	26/08/2007
MBL0121	1,668	$32.77	27/08/2007
MBL0122	3,800	$33.06	28/08/2007
MBL0124	619,930	$30.51	30/08/2007
MBL0125	3,400	$31.49	2/09/2007
MBL0128	5,000	$31.28	5/09/2007

Listing of Macquarie Bank Limited Options

As at 31 July 2005

MBL Code	Number	Exercise Price	Expiry Date
MBL0129	20,000	$30.51	6/09/2007
MBL0131	171,454	$30.51	11/10/2007
MBL0132	1,668	$33.20	14/10/2007
MBL0133	13,334	$26.45	15/10/2007
MBL0134	5,000	$37.43	16/10/2007
MBL0135	3,334	$31.28	21/10/2007
MBL0136	3,334	$25.04	24/10/2007
MBL0138	5,000	$24.48	28/10/2007
MBL0140	8,201	$30.51	20/11/2007
MBL0142	264,487	$30.51	24/12/2007
MBL0143	8,334	$27.18	27/12/2007
MBL0144	16,668	$31.54	30/12/2007
MBL0146	5,000	$26.45	2/01/2008
MBL0147	12,500	$31.56	3/01/2008
MBL0149	8,334	$21.66	3/02/2008
MBL0151	3,334	$23.48	24/01/2008
MBL0152	3,334	$20.57	6/02/2008
MBL0153	3,334	$20.44	10/02/2008
MBL0155	3,334	$23.03	12/02/2008
MBL0156	3,334	$20.50	13/02/2008
MBL0158	3,334	$22.76	19/02/2008
MBL0161	3,334	$23.82	5/03/2008
MBL0162	2,000	$22.22	6/03/2008
MBL0163	3,334	$25.23	7/03/2008
MBL0165	3,334	$23.82	12/03/2008
MBL0166	5,000	$21.23	13/03/2008
MBL0167	32,500	$25.82	14/03/2008
MBL0168	12,500	$20.57	17/03/2008
MBL0169	12,500	$25.23	24/03/2008
MBL0170	21,667	$25.15	1/04/2008
MBL0171	8,334	$25.68	2/04/2008
MBL0173	3,334	$25.94	23/04/2008
MBL0174	10,500	$24.20	24/04/2008
MBL0175	8,334	$24.27	28/04/2008
MBL0176	12,500	$24.67	6/05/2008
MBL0177	5,000	$24.85	7/05/2008
MBL0178	3,334	$24.40	8/05/2008
MBL0179	5,000	$24.71	8/05/2008
MBL0181	8,334	$25.92	13/05/2008
MBL0182	25,917	$24.58	22/05/2008
MBL0183	5,000	$24.22	23/05/2008

Listing of Macquarie Bank Limited Options

As at 31 July 2005

MBL Code	Number	Exercise Price	Expiry Date
MBL0184	3,334	$24.25	26/05/2008
MBL0185	5,000	$21.12	28/05/2008
MBL0187	3,334	$24.98	14/07/2008
MBL0188	5,000	$24.98	16/07/2008
MBL0189	12,500	$24.93	17/07/2008
MBL0190	5,000	$24.49	27/07/2008
MBL0191	5,000	$25.00	28/07/2008
MBL0192	3,334	$26.05	31/07/2008
MBL0193	8,334	$26.51	1/08/2008
MBL0194	5,000	$26.21	4/08/2008
MBL0195	8,334	$24.42	19/08/2008
MBL0196	5,000	$28.99	20/08/2008
MBL0197	12,500	$29.06	21/08/2008
MBL0200	5,000	$29.00	26/08/2008
MBL0201	12,500	$28.41	2/09/2008
MBL0202	5,938,987	$28.74	28/08/2008
MBL0203	5,000	$29.46	16/09/2008
MBL0204	5,000	$29.46	15/09/2008
MBL0205	5,000	$24.17	17/09/2008
MBL0206	12,500	$28.74	26/09/2008
MBL0207	686,733	$28.74	24/09/2008
MBL0208	9,250	$24.54	22/09/2008
MBL0209	55,277	$28.74	1/10/2008
MBL0212	5,000	$29.46	2/10/2008
MBL0214	5,000	$29.11	9/10/2008
MBL0215	12,500	$28.64	13/10/2008
MBL0216	32,500	$30.26	12/10/2008
MBL0217	12,500	$24.28	20/10/2008
MBL0218	5,000	$32.82	21/10/2008
MBL0219	5,000	$31.39	22/10/2008
MBL0220	5,000	$29.91	23/10/2008
MBL0221	5,000	$22.22	24/10/2008
MBL0222	26,000	$28.74	30/10/2008
MBL0223	5,000	$29.78	3/11/2008
MBL0224	12,500	$29.72	4/11/2008
MBL0225	5,000	$31.18	31/10/2008
MBL0226	5,000	$34.49	6/11/2008
MBL0227	5,000	$26.84	1/09/2008
MBL0228	12,500	$29.00	5/11/2008
MBL0229	12,500	$34.49	9/11/2008
MBL0231	5,000	$31.74	7/11/2008

Listing of Macquarie Bank Limited Options

As at 31 July 2005

MBL Code	Number	Exercise Price	Expiry Date
MBL0233	12,500	$34.44	14/11/2008
MBL0234	12,500	$34.72	17/11/2008
MBL0235	5,000	$33.99	21/11/2008
MBL0236	12,500	$31.31	20/11/2008
MBL0237	5,000	$34.40	18/11/2008
MBL0238	3,334	$24.53	3/12/2008
MBL0239	5,000	$35.49	5/12/2008
MBL0240	12,500	$34.91	10/12/2008
MBL0241	3,334	$21.66	11/12/2008
MBL0242	2,000	$28.74	16/12/2008
MBL0243	5,000	$34.60	12/12/2008
MBL0245	4,300	$28.74	23/12/2008
MBL0246	4,720	$24.85	22/12/2008
MBL0247	12,500	$34.78	8/01/2009
MBL0248	12,500	$34.78	8/01/2009
MBL0249	12,500	$33.95	22/01/2009
MBL0250	12,500	$28.96	2/02/2009
MBL0251	2,900	$30.51	1/08/2007
MBL0252	10,000	$33.45	9/02/2009
MBL0253	10,000	$33.45	9/02/2009
MBL0254	22,500	$33.45	9/02/2009
MBL0255	5,000	$32.48	9/02/2009
MBL0256	35,000	$33.76	8/03/2009
MBL0257	17,500	$34.67	22/03/2009
MBL0258	5,000	$24.62	8/03/2009
MBL0259	5,000	$24.58	9/03/2009
MBL0260	52,500	$36.71	8/04/2009
MBL0261	27,500	$35.54	22/04/2009
MBL0262	35,000	$34.66	10/05/2009
MBL0263	72,500	$33.00	24/05/2009
MBL0264	17,500	$33.84	8/06/2009
MBL0265	32,500	$34.27	22/06/2009
MBL0266	52,500	$33.58	8/07/2009
MBL0267	1,733,600	$33.11	22/07/2009
MBL0268	3,091,846	$32.75	9/08/2009
MBL0269	2,437,500	$32.26	23/08/2009
MBL0270	5,000	$30.67	23/08/2009
MBL0271	787,350	$34.60	8/09/2009
MBL0272	215,200	$35.28	22/09/2009
MBL0273	199,750	$36.99	8/10/2009
MBL0274	102,800	$39.64	22/10/2009

ATTACHMENT 1

Listing of Macquarie Bank Limited Options

As at 31 July 2005

MBL Code	Number	Exercise Price	Expiry Date
MBL0275	88,350	$40.81	8/11/2009
MBL0276	94,200	$32.75	8/11/2009
MBL0277	25,000	$33.11	8/11/2009
MBL0278	53,150	$41.72	22/11/2009
MBL0279	127,600	$32.75	22/11/2009
MBL0280	75,800	$44.88	8/12/2009
MBL0281	7,000	$34.60	8/12/2009
MBL0282	22,051	$32.75	8/12/2009
MBL0283	40,000	$45.15	22/12/2009
MBL0284	32,500	$46.97	10/01/2010
MBL0285	35,000	$47.28	10/01/2010
MBL0286	27,500	$48.68	24/01/2010
MBL0287	4,000	$48.61	24/01/2010
MBL0288	68,000	$49.31	8/02/2010
MBL0289	32,500	$49.47	8/02/2010
MBL0290	5,000	$46.97	10/01/2010
MBL0291	82,500	$49.16	22/02/2010
MBL0292	45,000	$49.51	8/03/2010
MBL0293	35,000	$49.57	22/03/2010
MBL0294	95,000	$47.82	8/04/2010
MBL0295	85,000	$45.14	22/04/2010
MBL0296	32,500	$49.31	8/04/2010
MBL0297	43,000	$45.89	9/05/2010
MBL0298	37,500	$49.18	23/05/2010
MBL0299	12,500	$47.82	23/05/2010
MBL0300	75,000	$54.24	8/06/2010
MBL0301	40,000	$58.02	22/06/2010
MBL0302	12,500	$49.18	22/06/2010
MBL0303	100,500	$60.41	8/07/2010
MBL0304	37,500	$63.42	22/07/2010
MBLAFU	7,500	$23.94	11/08/2005
MBLAGC	2,500	$23.94	8/08/2005
MBLAGI	5,000	$23.76	18/08/2005
MBLAGS	49,000	$23.94	30/08/2005
MBLAGX	12,500	$26.12	15/10/2005
MBLAHY	12,500	$27.71	18/01/2006
TOTAL	26,469,006		

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

MACQUARIE BANK LIMITED

ABN

46 008 583 542

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully Paid Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	72,834
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	As per other fully paid ordinary shares already quoted.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	5,000 @ $23.76 each 999 @ $24.20 each 1,666 @ $26.84 each 24,039 @ $28.74 each 18,527 @ $30.51 each 22,603 @ $34.71 each
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	N/A - shares were issued on exercise of employee options
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	72,834 on 11/08/05

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	228,511,258	Fully Paid Ordinary Shares
		4,000,000	Macquarie Income Securities (MBLHB)

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	34,042,594	Options over Ordinary Shares at various exercise prices
		350,000	Non-cumulative Redeemable Preference Shares

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Shares rank pari passu with all existing fully paid ordinary shares.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) V Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 11 August 2005
(Assistant Company Secretary)

Print name: Angela Blair

== == == == ==

+ See chapter 19 for defined terms.

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

MACQUARIE BANK LIMITED

ABN

46 008 583 542

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully Paid Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	79,906
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	As per other fully paid ordinary shares already quoted.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	4,166 @ $28.64 each 21,211 @ $28.74 each 25,595 @ $30.51 each 28,934 @ $34.71 each
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	N/A - shares were issued on exercise of employee options
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	79,906 on 12/08/05

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
228,591,164	Fully Paid Ordinary Shares
4,000,000	Macquarie Income Securities (MBLHB)

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	33,962,688	Options over Ordinary Shares at various exercise prices
		350,000	Non-cumulative Redeemable Preference Shares

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Shares rank pari passu with all existing fully paid ordinary shares.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) V Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 12 August 2005
(Company Secretary)

Print name: Dennis Leong

== == == == ==

+ See chapter 19 for defined terms.

Macquarie Bank Limited
ABN 46 008 583 542

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Telex 122246
Internet http://www.macquarie.com.au
DX 10287 SSE
SWIFT MACQAU2S

Money Market 8232 3600 Facsimile 8232 4227
Foreign Exchange 8232 3666 Facsimile 8232 3019
Metals and Mining 8232 3444 Facsimile 8232 3590
Futures 9231 1028 Telex 72263
Debt Markets 8232 3815 Facsimile 8232 4414

ASX Release

NOTIFICATION REGARDING THE LONDON STOCK EXCHANGE

15 August 2005 - In accordance with the provisions of the City Code on Takeovers and Mergers in the UK (the "City Code"), The Macquarie Group and its specialist listed and unlisted funds ("Macquarie") note the recent press speculation surrounding a potential bid for the London Stock Exchange Plc. Macquarie, as is always the case, is considering a number of potential acquisition opportunities which includes a possible formal approach being made to the London Stock Exchange Plc. However, Macquarie's deliberations are at the most preliminary of stages and, therefore, there is no guarantee that any such deliberations will lead to a formal approach and/or offer being made for the London Stock Exchange Plc. If any bid were made, it would be as part of a consortium and if any such offer is made it is likely to be solely in cash.

Dealing Disclosure Requirements

Under the provisions of Rule 8.3 of the City Code, any person who, alone or acting together with any other person(s) pursuant to an agreement or understanding (whether formal or informal) to acquire or control relevant securities of the London Stock Exchange Plc, owns or controls, or becomes the owner or controller, directly or indirectly, of one per cent. or more of any class of securities of the London Stock Exchange Plc is required to disclose, by not later than 12.00 noon (London time) on the London business day following the date of the relevant transaction, dealings in such securities of that company (or in any option in respect of, or derivative referenced to, any such securities) during the period to the date on which the offer becomes or is declared unconditional as to acceptances or lapses or is otherwise withdrawn.

Under the provisions of Rule 8.1 of the City Code, all dealings in relevant securities of the London Stock Exchange Plc by Macquarie or the London Stock Exchange Plc, or by any of their respective "associates" (within the meaning of the City Code) must also be disclosed.

If you are in any doubt as to the application of Rule 8, to you, please contact an independent financial adviser authorised under the Financial Services and Markets Act 2000, consult the Panel's website at www.thetakeoverpanel.org.uk or contact the Panel on telephone number +44 20 7638 0129; fax +44 20 7236 7013.

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

MACQUARIE BANK LIMITED

ABN

46 008 583 542

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully Paid Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	159,686
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	As per other fully paid ordinary shares already quoted.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	22,496 @ $28.74 each 1,666 @ $28.99 each 77,337 @ $30.51 each 932 @ $33.06 each 57,255 @ $34.71 each
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	N/A - shares were issued on exercise of employee options
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	159,686 on 15/08/05

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
228,750,850	Fully Paid Ordinary Shares
4,000,000	Macquarie Income Securities (MBLHB)

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	33,803,002	Options over Ordinary Shares at various exercise prices
		350,000	Non-cumulative Redeemable Preference Shares

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Shares rank pari passu with all existing fully paid ordinary shares.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(tick one)

(a) V Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 15 August 2005
(Assistant Company Secretary)

Print name: Angela Blair

== == == == ==

+ See chapter 19 for defined terms.

Macquarie Bank Limited
ABN 46 008 583 542

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Telex 122246
Internet http://www.macquarie.com.au
DX 10287 SSE
SWIFT MACQAU2S

Money Market 8232 3600 Facsimile 8232 4227
Foreign Exchange 8232 3666 Facsimile 8232 3019
Metals and Mining 8232 3444 Facsimile 8232 3590
Futures 9231 1028 Telex 72263
Debt Markets 8232 3815 Facsimile 8232 4414

15 August 2005

Company Announcements Office
Australian Stock Exchange Limited

MACQUARIE
BANK

Dear Sir/Madam,

Macquarie Life Limited and Macquarie Newton Specialist Funds Management Limited, wholly owned subsidiaries of Macquarie Bank Limited ("Macquarie"), have been granted exemption from compliance with section 259C of the Corporations Act allowing them to invest in Macquarie shares.

The exemptions were granted by the Australian Securities and Investments Commission and are subject to certain conditions. One of these conditions is that Macquarie discloses the information below to Australian Stock Exchange Limited on a fortnightly basis.

The aggregated percentage of Macquarie voting shares:

(a) in respect of which Macquarie Life Limited and Macquarie Newton Specialist Funds Management Limited have the power to control voting or disposal; and

(b) underlying derivatives held by Macquarie Life Limited and Macquarie Newton Specialist Funds Management Limited,

as at 12th August 2005, was 0.035%.

Yours faithfully

Dennis Leong
Company Secretary

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Macquarie Bank Limited
ABN	46 008 583 542

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Laurence G Cox
Date of last notice	4 August 2005 but 2 June 2005 regarding a Cash-settled put option exercisable against Macquarie Bank Limited (MBL) and MBL fully paid ordinary shares.

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct and indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	MF Custodians Limited, as nominee for Juanla Holdings Pty Limited, as trustee for the LCG Superannuation fund of which Laurence Cox is a beneficiary.
Date of change	10 August 2005
No. of securities held prior to change	• 173,780 MBL shares held directly; and • 207,692 MBL shares held by MF Custodians Limited.
Class	MBL fully paid ordinary shares
Number acquired	• 61,000 MBL shares acquired by Laurence Cox.
Number disposed	• 61,000 MBL shares disposed of by MF Custodians Limited; and • 113,360 MBL shares disposed of by Laurence Cox.

+ See chapter 19 for defined terms.

Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	• Disposal by MF Custodians Limited and acquisition by Laurence Cox of 61,000 MBL shares – $61.87 per share. • Disposal by Laurence Cox of 113,360 MBL shares - $61.87 per share.
No. of securities held after change	• 121,420 MBL shares held directly; and • 146,692 MBL shares held by MF Custodians Limited.
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	• Disposal by MF Custodians Limited and acquisition by Laurence Cox of 61,000 MBL shares – off-market trade. • Disposal by Laurence Cox of 113,360 MBL shares – on-market trade.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	Direct
Name of registered holder (if issued securities)	
Date of change	10 August 2005
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	113,360 MBL fully paid ordinary shares
Interest acquired	N/a
Interest disposed	Mr Cox's interest in a Zero Cost Collar transaction with MBL, in respect of 113,360 fully paid ordinary MBL shares, expired on maturity on 10 August 2005.
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	Mr Cox paid $2,992,488.62 as a cash settlement payment.
Interest after change	Nil.

15 August 2005

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Macquarie Bank Limited
ABN	46 008 583 542

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Mark Johnson
Date of last notice	3 August 2005 but 27 May 2005 regarding a Cash-settled put option exercisable against Macquarie Bank Limited (MBL) and MBL fully paid ordinary shares.

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	10 August 2005
No. of securities held prior to change	494,587 MBL shares
Class	MBL fully paid ordinary shares
Number acquired	Nil
Number disposed	50,392 MBL shares
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$61.87 per MBL share
No. of securities held after change	444,195 MBL shares
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On-market trade

Part 2 – Change of director's interests in contracts

Detail of new contract	
Nature of interest	Direct
Name of registered holder (if issued securities)	
Date of change	10 August 2005
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	50,392 MBL fully paid ordinary shares
Interest acquired	N/a
Interest disposed	Mr Johnson's interest in a Zero Cost Collar transaction with MBL, in respect of 50,392 fully paid ordinary MBL shares, expired on maturity on 10 August 2005.
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	Mr Johnson paid $1,557,969.46 as a cash settlement payment.
Interest after change	Mr Johnson retains a Zero Cost Collar transaction with MBL in respect of 50,392 fully paid ordinary MBL shares, which has the effect of acquiring cash-settled put options against movements in the MBL share price below nominated levels, which were below the then share price, and disposing of the benefit of any share price movements above nominated levels, which were above the then share price. The remaining Zero Cost Collar transaction of 50,392 shares matures on 17 August 2005.

Dated 15 August 2005

G:\CAG\COS\DLEONG\BRD\ASX notices\JOHNSON\mrj15082005.doc

+ See chapter 19 for defined terms.

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

MACQUARIE BANK LIMITED

ABN

46 008 583 542

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully Paid Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	138,345
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	As per other fully paid ordinary shares already quoted.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	32,500 @ $23.94 each 19,331 @ $28.74 each 58,928 @ $30.51 each 27,586 @ $34.71 each
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	N/A - shares were issued on exercise of employee options
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	138,345 on 16/08/05

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
228,889,195	Fully Paid Ordinary Shares
4,000,000	Macquarie Income Securities (MBLHB)

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	33,664,657 350,000	Options over Ordinary Shares at various exercise prices Non-cumulative Redeemable Preference Shares

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Shares rank pari passu with all existing fully paid ordinary shares.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) V Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 16 August 2005
(Company Secretary)

Print name: Dennis Leong

== == == == ==

+ See chapter 19 for defined terms.

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

MACQUARIE BANK LIMITED

ABN

46 008 583 542

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully Paid Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	391,771
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	As per other fully paid ordinary shares already quoted.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	3,000 @ $18.51 each 7,500 @ $23.94 each 86,476 @ $28.74 each 124,887 @ $30.51 each 1,500 @ $32.47 each 1,200 @ $33.06 each 165,542 @ $34.71 each 1,666 @ $36.95 each
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	N/A - shares were issued on exercise of employee options
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	391,771 on 17/08/05

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
229,280,966	Fully Paid Ordinary Shares
4,000,000	Macquarie Income Securities (MBLHB)

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	33,272,854	Options over Ordinary Shares at various exercise prices
		350,000	Non-cumulative Redeemable Preference Shares

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Shares rank pari passu with all existing fully paid ordinary shares.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) V Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 17 August 2005
(Assistant Company Secretary)

Print name: Angela Blair

== == == == ==

+ See chapter 19 for defined terms.

Macquarie Bank Limited
ABN 46 008 583 542

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Telex 122246
Internet http://www.macquarie.com.au
DX 10287 SSE
SWIFT MACQAU2S

Treasury 8232 3600 Facsimile 8232 4227
Foreign Exchange 8232 3666 Facsimile 8232 3019
Metals and Energy Capital 8232 3444 Facsimile 8232 3590
Futures 9231 1028 Telex 72263
Debt Markets 8232 8569 Facsimile 8232 8341
Agricultural Commodities 8232 7672 Facsimile 8232 3633

ASX / Media release

MACQUARIE
BANK

MACQUARIE TO PARTICIPATE IN SINGAPORE REIT

17 August 2005

Consistent with its strategy to build new investment opportunities in international markets, Macquarie Bank Limited (Macquarie) today announced it intends to acquire a strategic stake in Prime REIT, a Singapore-based real estate investment trust to be listed on the Singapore Stock Exchange and investing in two of the country's landmark retail properties.

The initiative is being led by Macquarie's Property Group and involves the acquisition of 235.75 million units (equal to 25 per cent) in Prime REIT (subject to a 5 per cent scale back). The purchase price will be up to $S231 million and will depend on the offering price, which is expected to be between $S0.93 and $S0.98 per unit. The transaction will not have a material impact on the Bank's capital position.

Macquarie has also entered into a call option agreement to acquire a 50 per cent indirect interest in the manager and the property manager of the REIT, currently subsidiaries of local fund manager, Pacific Star Holding Pte Limited ("Pacific Star") which is owned jointly by Ergo Trust AG and Investmore Pte Limited, a Singaporean investment holding company. It is Macquarie's intention to exercise this call option after Prime REIT lists.

James Hodgkinson, an executive director in Macquarie's Property Group, said that the Prime REIT transaction represents an important milestone in implementing Macquarie Property's strategy to expand and capture new investment opportunities in high-growth markets with quality underlying assets.

"Our investment in Prime REIT reflects the confidence we have in the investment potential of the Singapore property market and the strength of the underlying properties," Mr Hodgkinson said. "This represents a significant opportunity for Macquarie Property to tap future growth of the rapidly expanding Asian REIT market."

Prime REIT's existing assets are Singapore's Ngee Ann City and Wisma Atria shopping and office complexes. These high-end retail malls occupy a prime location in Orchard Road, the heart of Singapore's premier shopping and tourist precinct. The strong brand of both properties has been widely recognised. Ngee Ann City won the Singapore Tourism Board's 'Best Shopping Experience' award for six consecutive years (1999 – 2004). Both centres were awarded "Superbrand" status for the shopping centre category in the Superbrands Singapore Awards in 2004 and 2005. These prestigious properties are augmented by a weighted average lease term expiry of 4.2 years (from 31 January 2005).

With an initial market capitalisation of approximately $S1 billion ($A800 million), Prime REIT will invest throughout Asia in retail and office properties. Prime REIT's key objectives are to deliver regular and stable distributions and achieve long-term growth in net asset value, delivering a competitive rate of return to investors.

Prime REIT is expected to list on the Singapore Stock Exchange in mid-September 2005. Macquarie's stake in the Prime REIT delivers the opportunity for stable long term income backed by high quality assets.

In Asia, Macquarie Property and its associates are focused on real estate investment banking, property funds management, and development and asset management in Korea, Japan, Hong Kong, China and Singapore. More than $23 billion in property assets are managed under the Macquarie brand, across a portfolio of listed and unlisted property trusts, unlisted development funds and property investment syndicates, globally.

For further information please call:

Erica Sibree
Macquarie Bank Investor Relations
Tel: +612 8232 5008

James Hodgkinson
Executive Director – Macquarie Property
Tel: +612 82325089

Media enquiries – Asia

Lotte Pang
Macquarie Group Public Relations
Tel: +852 2823 3591

Media enquiries - Australia

Yolanda Beattie
Communications Manager
Tel: +612 8232 7227

IMPORTANT INFORMATION

Macquarie Bank Limited ABN 46 008 583 542 ("MBL") is authorised by The Australian Prudential Regulation Authority in the Commonwealth of Australia and The Financial Services Authority in the United Kingdom, to carry out banking business or to accept deposits in those respective jurisdictions. MBL and its related bodies corporate are not otherwise currently authorised to carry out banking business or to accept deposits in any other country. MBL does not carry on banking business in Singapore. MBL does not hold a license under the Banking Act, Chapter 19 of Singapore and therefore is not subject to the supervision of the Monetary Authority of Singapore.

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

MACQUARIE BANK LIMITED

ABN

46 008 583 542

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully Paid Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	249,490
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	As per other fully paid ordinary shares already quoted.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	1,600 @ $24.62 each 67,466 @ $28.74 each 1,666 @ $29.46 each 104,924 @ $30.51 each 67,170 @ $34.71 each 3,332 @ $35.93 each 3,332 @ $36.05 each
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	N/A - shares were issued on exercise of employee options
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	249,490 on 18/08/05

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
229,530,456	Fully Paid Ordinary Shares
4,000,000	Macquarie Income Securities (MBLHB)

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	33,074,876	Options over Ordinary Shares at various exercise prices
		350,000	Non-cumulative Redeemable Preference Shares

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Shares rank pari passu with all existing fully paid ordinary shares.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) V Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 18 August 2005
(Assistant Company Secretary)

Print name: Angela Blair

== == == == ==

+ See chapter 19 for defined terms.

Securities and Exchange Commission by
Macquarie Bank Limited.

File Number: 82-34740


Macquarie Bank Limited
Asian Focus
Operational Briefing
Presentation to Investors and Analysts
18 August 2005

Speakers

Time		Presenter
2.35 – 2.40	Introduction – Investment Banking	Nicholas Moore
2.40 – 3.00	Macquarie Securities	Roy Laidlaw
3.00 – 3.20	Corporate Finance	Andrew Low
3.20 – 3.40	Equity Markets	Paul O'Brien
3.40 – 4.00	Break	
4.00 – 4.20	Property	Stephen Girdis
4.20 – 4.40	Korean businesses	John Walker

2

Macquarie Bank Limited
Asian Focus
Operational Briefing

Richard Sheppard

Deputy Managing Director

3

Broad investment banking in Asia

Growth since 2000 Staff: 120 to 851

BEIJING
Corporate finance & advisory
Property structured finance & advisory

TIANJIN
Property development

SHANGHAI
Property development
Property structured finance & advisory
Research

HONG KONG
Corporate finance & advisory
Cross border leasing
Equity derivatives & structured products
Institutional stockbroking & research
Financial products
Property structured finance & advisory
Property funds mgt

BANGKOK
Institutional stockbroking & research

MUMBAI
Institutional stockbroking & research

SINGAPORE
Corporate finance & advisory
Financial products
Leasing
Equity derivatives & structured products
Institutional stockbroking & research

JAKARTA
Corporate finance & advisory
Institutional stockbroking & research



SEOUL
Securities funds mgt
Financial markets derivatives
Corporate finance & advisory
Infrastructure finance & advisory
Property structured finance & advisory
Infrastructure funds mgt
Property funds mgt
Commodity derivatives
Futures broking
Leasing
Equity derivative & structured products
Institutional stockbroking & research
Financial products

TOKYO
Equity derivatives & structured products
Corporate finance & advisory
Infrastructure asset mgt
Property structured finance & advisory
Leasing
Institutional stockbroking & research
Financial products
Foreign exchange interest trading

HSINCHU
Leasing

TAIPEI
Institutional stockbroking & research

MANILA
Institutional stockbroking & research

LABUAN
Financial products

KUALA LUMPUR
Corporate finance & advisory
Research

Includes all businesses at July 2005 4

Macquarie managed specialist fund assets by region*


Asia Pacific
4%
Americas
27%
Europe
24%
Africa
0.2%
45%
Australia

* Comprises listed and unlisted specialist infrastructure, property and other specialist funds as at 31 March 2005 5

Macquarie Bank Limited
Asian Focus
Operational Briefing

Nicholas Moore

Group Head
Investment Banking Group

6

Investment Banking Group

Leveraging opportunities across IBG for maximum value

0%	0.3%	0.6%	1% - 3%	10%	30%+
IDEA	BROKERAGE	ADVICE	UNDERWRITING	FUNDS	PRINCIPAL

INFRASTRUCTURE		MIG, MAP, MAG, MGIF, KRIF, SAIF, MEAP, MEIF, MIIFL, MIC
TMET		MCG , Technology
RESOURCES	WIP	KPC, Goldfinger
PROPERTY	BANKING & PROPERTY GROUP	
FINANCIAL INSTITUTIONS		AXA, Liberty
INDUSTRIALS		MCAG, MDI

7

Macquarie Bank Limited
Asian Focus
Operational Briefing

Roy Laidlaw

Managing Director, Macquarie Securities
Investment Banking Group

8

Macquarie Securities
Table of contents

- → Why did we buy the ING Asian cash equities business?
- → What did we buy?
- → Macquarie Securities Asia today
- → Macquarie Securities key metrics
- → Macquarie Securities achievements in the last 12 months
- → Macquarie Securities - vision
- → How will we achieve this?

9

Why did we buy the ING Asian cash equities business?

- → Opportunistic
- → Cheap
- → Economic outlook for the region looked positive
- → People generally good fit
- → Potential synergies (ING head office overheads)
- → Positive feedback from clients (replicate the Australian model)
- → Asia Pacific specialist
- → Importantly, this is about Macquarie Bank expanding into the Asian region

10

What did we buy?

- → 428 staff (325 Macquarie Securities, 103 Support staff)
- → Membership of 15 exchanges (including 4 dormant/non clearing licenses in India and China)
- → Offices in 10 Asian locations: Hong Kong, Korea, Japan, Taiwan, Thailand, Singapore, China, Indonesia, Malaysia and the Philippines
- → Asian sales and trading desks in London and New York. *Small sales desks in Frankfurt, Paris, Geneva, and San Francisco*
- → Some goodwill from the "Barings" days
- → Specialist DR business

11

Macquarie Securities Asia today

- → A full service Asian cash equities business
- → 524 staff (409 Macquarie Securities, 115 Support staff)
- → Membership of 15 exchanges

Sales Offices:

- → London - 32 staff
- → New York - 15 staff
- → Paris - 3 staff
- → Geneva - 8 staff
- → Frankfurt - 2 staff
- → Boston - 1 staff
- → San Francisco - 1 staff



Korea
China
Hong Kong
Taiwan
Philippines

12

Macquarie Securities
Key metrics

- Four key performance indicators for the business are:-
  - Profitability
  - Panel reviews
  - Greenwich Rankings
  - Market share
- At this stage, we are keeping Australia and Asia as two distinct businesses
- Integration of sales offices around the world has already been completed
- Providing clients with a seamless service is an ongoing process.

13

Key metrics - profitability

- *Strong growth expected*
- Australia has had very strong growth in the last couple of years
- We hope that Asia will generate similar returns to Australia in the next couple of years

14

Macquarie Securities
Key metrics - panel reviews

- Client feedback has been very positive
- 12 of top 28 clients, we are rated tier 1
- 14 of top 28 clients, we have improved panel rankings
- However, still significant upside from these clients

15

Macquarie Securities
Key metrics - Greenwich rankings

Europe

	2004	2005
Overall	4	8
Research	4	4
Sales	3	1
Execution/Trading	8	12

Global - 2005

	Score	Rank
Overall	5.2%	9
Research	488 pts	9
Sales	519 pts	6
Execution/Trading	499 pts	8

Asia

	2003	2004
Overall	9	11
Research	11	10
Sales	10	10
Execution/Trading	11	7

US

	2004	2005
Overall	11	10
Research	11	9
Sales	12	8
Execution/Trading	15	8

16

Macquarie Securities
Key metrics – market share

	July Avg YTD 2005	July Avg YTD 2004		Rank by Foreign broker
Hong Kong	7.6%	0.9%	↑	1
Singapore	5.4%	1.0%	↑	1
Korea	0.7%	*0.8%*	↓	*10*
Thailand	2.2%	1.4%	↑	Not available
Japan	0.5%	0.4%	↑	Not available
Malaysia	1.6%	1.0%	↑	Not available
Taiwan	0.7%	0.5%	↑	11
Philippines	6.2%	3.6%	↑	4
Indonesia	2.8%	3.2%	↓	9

Source: Macquarie Securities Asia

17

Macquarie Securities achievements in the last 12 months

- Successful acquisition by 1 August 2004
- Successful integration
  - Staff survey feedback was very positive
  - All offices relocated or upgraded
  - All staff on Macquarie systems
- Better than expected profit pre & post integration costs
- ECM – SM Investment Corporation, MIIF, property REITs (Ascendas & Prime) and more to come

18

Macquarie Securities achievements in the last 12 months

- Malaysian broking licence – one of 5 awarded
- Thai joint venture with Thai Military Bank ("TMB")
- Japan self-clearing
- Indian office commenced
- New higher margin businesses commenced – P notes, swaps, hedge fund sales, convertible bonds, Options
- Macquarie Connections (conferences and non deal roadshows) – huge increase in activity
- New IT projects – OMS system, combined CRM system, FIX connectivity, Direct Market access
- Headcount – net 75+ people hired in the last 12 months
- Brand improvement has been "extraordinary"

19

Macquarie Securities - vision

- Highly profitable business, Top 5 broker in Asia ex-Japan, full service offering
- Most relevant service to clients in terms of research, execution and corporate
- Intellectually rigorous research with broad coverage on a sectoral and country basis, including top rated small cap market
- The most local foreign broker in Asia
- An integrated investment banking model
- A fully aligned business model in terms of product offering and regional capabilities (Asia, Japan, Australia)
- Competitive technology platform
- In Japan we will offer a product that is:
  - rigorous, focused and differentiated
  - strongly linked to the Asian and Australian businesses

20

How will we achieve this?

- People, people, people
  - 20 – 30 hires per annum
  - Staff up in Australia
  - Improve brand and hire locally
- Culture
  - Profit share
  - Entrepreneurial (MIIF, TMB & Malaysian licence would not have occurred otherwise)
- Unique model
  - Funds including MIIF, KRIF etc
- Flexible approach – JV's etc
- Continue to build the Macquarie brand
- 12 months into a multi-year project – progress is better than expected

21

Macquarie Bank Limited Asian Focus Operational Briefing

Andrew Low

Head of Asia, Corporate Finance
Investment Banking Group

22

Overview

Increase in Corporate Finance deal flow and revenue since ING acquisition is well ahead of expectations, albeit off a low base and still early days .....

- Deal Flow
- People
- Performance
- Strategy
  - Localisation
  - Sector focus
  - Yield product

23

Deal Flow – last 12 months

9 ECM Bookrunner Deals
9 M&A Deals
14 ECM Syndication Deals
7 Funds Related Deals
6 Principal Transactions
2 Project Finance Deals



GREATER CHINA
Air China Limited
Beijing Mei Da Coffee
China Merchants Holdings
China Shopping Malls
China Shineway
China Special Steel
Chitaly Holdings
CITIC Resources / Manganese Mining
Cosco Container
Giordano International
Integrated Distribution Services Group
IRICO Group Electronics
Lifestyle International Holdings
Shanghai Electric Group
KOREA
Chonan-Nonsan
CJ Cablenet
Daegu East Circulation Road
Dongsan Memorial Park
Dongwha Holdings Co
Global Star Korea Fund
Incheon Grand Bridge Project
KIECO
Kumho Tire
Kwangju Beltway 3-1
Seoul – Chuncheon Expressway
Seoul Subway Number 9
Soojungsan Tunnel
Yongin Water Waste Treatment
Yongin Light Rail Transit
JAPAN
Hakone Turnpike
Tokyo Gas
INDIA
Uttam Galva Steel
PHILIPPINES
Banco De Oro
Semirara Mining
SM Investment Corporation
THAILAND
Aapico Hitech
CPN Retail Growth Fund
MALAYSIA
Unisem / Atlantic Technology
INDONESIA
El Paso (South East Asia)
Interra Resources
Medco Energi International
PT. Tanjungenim Lestari Pulp & Paper
SINGAPORE
AREIT
Metalform
MIIF
STX Pan Ocean
Yellow Pages Singapore
Note : excludes roles not made public or incomplete

24

People

Total Number of Professionals up to 125 from 85 a year ago



Aug 2005
Aug 2004
30
46
5
6
6
China Focus
Beijing
Seoul
Tokyo
6
8
3
3
Taipei
Mumbai
Hong Kong
Regional (ECM and China Focus)
8
8
4
Bangkok
Manila
Hong Kong Market
10
8
Kuala Lumpur
3
Singapore
9
5
Jakarta
21
19
2

25

Performance



Revenue
2½ times
2004
Revenue / Person
2003
2004
2005

26

Strategy – differentiated business model

FOCUS

- Be more "local" than Wall Street/Europeans
- Attack niches where there is differentiation and a comparative advantage
- Aim to be one of the best in small number of areas rather than 'top dozen' in lots
- Key sectors identified across Asia (some relevant in one or more country but not in others)

INNOVATION

- Clients will prefer the more established "brand" if the product or service is the same
- Macquarie therefore needs to innovate:
  - → Yield product
  - → New hybrid securities
  - → Different staffing model (executors and sector expertise on the ground)
  - → Principal deals and funds
  - → Smart M&A and ECM ideas

CAPITAL

- Position to provide full range of capital – listed, unlisted, funds (ours and 3rd party) and principal positions as appropriate
- Selective in using balance sheet

27

Localisation

MACQUARIE → 麦格理 →

Deeper, on-the-ground local expertise is our medium term advantage

→ 11 countries/territories, not "hubs and spokes"

→ local nationals with full product suite "on ground"

→ "bottom up" strategies

→ flexible sector / product support on "demand pull" basis

→ Joint ventures where they allow us to "go deeper" more quickly and to reduce risk

Korea	Thailand	PRC ? Japan ?	Indonesia ? India ?
Shinhan	TMB	Needs to be right chemistry, right agreement and effective control	
Infrastructure Funds & associated Advisory	Securities, ECM, Advisory, Funds and Retail Broking		

28

Localisation – "clustering" for leverage



Korea
Japan
Seoul
Tokyo
Beijing
Greater China
Taipei
Hong Kong
Mumbai
Bangkok
TIP
Manila
Kuala Lumpur
Singapore
South East Asia
Jakarta

* *TIP = Thailand, India and Philippines*

29

Sector focus – some niches

Resources	Property	Infrastructure	TMET	FIG	Industrials
Coal	Industrial Property	Roads & Rail	Communications Infrastructure	Insurance	Food & Beverage
Oil & Gas	Shopping Centres	Airports & Ports	Media	Bank Consolidation	Health Care
Metals		Power	Semi-conductor		
Steel		Water			

Research & Ideas	Broking	Advisory	ECM	Funds	Principal

30

Innovation – yield product

The Appetite ...	The Macquarie Response ...
✓ Rise of compulsory superannuation/pension funds and Life Insurance ✓ Relaxation of regulatory restrictions ✓ 25% increase in Asian HNWI in 3 years ✓ Success of REITS and MIIF	**REITS** • Ascendas • Prime • Macquarie Goodman • 2-3 others in pipeline **Other Yield Products** • MIIF • KRIF • 2-3 others in pipeline

Growing Dividend Distribution by Asian Companies



Dividend Distribution
Net Gearing (%)

Good mix of "Macquarie family" and third party sponsored funds

Outlook

Momentum continues to build steadily across countries and products

- Basic systems and infrastructure now mostly in place
- Some residual gaps in senior people but now more focus on graduates and other "medium term" hires
- Next twelve months likely to see more ...
  - Yield based issuance (Singapore, Korea, Hong Kong, others?)
  - Infrastructure deals outside Korea and Non-Infrastructure in Korea
  - Diversification of country/sector
  - Revenue and Profit

Macquarie Bank Limited
Asian Focus
Operational Briefing

Paul O'Brien

Business Head - Asia
Equity Markets Group

Equity Markets Group - Asia

1. Regional business summary
   →Business snapshot
   →Strategy and business drivers
2. Country summaries
   →Hong Kong, Korea, Japan, Singapore
3. Areas of interaction with Macquarie Securities

Equity Markets Group - Asia

HONG KONG
Business Established in 1994
- Cash and Volatility Trading
- Index Arbitrage
- Warrants
- Equity Linked Notes
- Structured Equity Funds
- Equity Finance

SOUTH KOREA
Joint Venture with Woori Bank established in 2003
- Cash and Volatility Trading
- Equity Linked Notes
- Equity Linked Deposits
- Structured Products

JAPAN
Joint Venture with Mizuho Securities established in 1999
- Cash and Volatility Trading
- Equity Linked Notes
- Structured Products and Solutions

SINGAPORE
Business Established in Nov 2004
- Cash and Volatility Trading
- Warrants
- Equity Linked Notes



Staff total: 90
15 (10 MBL)
Seoul
Tokyo
10 (3 MBL)
Hong Kong
71
Singapore
6

Equity Markets Group in Asia – strategy

Themes for growth, change and resources

- → Markets
  - → Hold dominant position in HK
  - → Improve position in other markets (especially Korea & Singapore)
  - → Enter new markets
    - → leverage Macquarie Securities offices, licenses etc
    - → market deregulation
- → Products
  - → "Diversity" – recent growth from vanilla to exotic note products
  - → "Adjacent opportunities" - Non-equity underlyings – commodities, hedge fund of funds
- → Clients
  - → Expand existing 'distributor' client base (wholesale & retail)
  - → Develop a derivative product offering to Institutional & hedge fund Clients
- → Leverage Hong Kong expertise to other markets – Staff, technology...

Equity Markets Group in Asia – strategy


EMG Asia - Net operating income split
100%
80%
60%
40%
20%
0%
-20%
FY03
FY04
FY05
YTD06
Singapore
Japan
Korea
Hong Kong

37

Equity Markets Group in Asia – strategy

Business drivers and essential elements

- Staff
  - **Teamwork** between specialists – trading, structuring, sales and support
- Market conditions
  - Direction, volatility and volumes
- Focus on products
  - Market leader – 1st mover advantage
  - Diversity of revenue
- Client service
- Risk management – market, credit, operational, regulatory compliance
- Technology
  - Trading systems
  - Risk management
  - Deal processing

38

Equity Markets Group - Hong Kong

Business summary:

1. *Warrants*
   - Maintaining market position
2. Equity-linked note business
3. Expand product offering to non-equity underlyings
4. Asia (ex-HK) trading desk
   - Continuing to develop trading and risk management capabilities
5. Use HK as base for expansion into other markets

   Taiwan, China, India, Malaysia

39

Equity Markets Group – Korea & Japan

Korea:

Joint Venture with Wooribank

1. Equity structured product business
   - Equity linked securities, deposits and funds
   - Growing product distribution team - expanding client base
2. Warrants
   - Market likely to start last qtr 2005
   - Why is this exciting?
     - High retail participation, high risk appetite, high internet usage
   - Getting positioned to be market participant

Japan:

Joint Venture with Mizuho Securities (since 1999)

- ELN, derivative solutions for corporate clients

40

Equity Markets Group - Singapore

Market growth


Singapore Warrants Market
Volume (Millions)
Value ($Millions)
4,500
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
1,200
1,000
800
600
400
200
0
Jun
Jul
Aug
Sep
Oct
Nov
Dec
Jan
Feb
Mar
Apr
May
Jun
Jul
2004 - 2005

41

Equity Markets Group - Singapore

Leading issuer in Singapore


45%
40%
35%
30%
25%
20%
15%
10%
5%
0%
Market share
Jan
Feb
Mar
Apr
May
June
July

Market share by volume

42

Macquarie Securities - areas of synergy

Simple things

→ EMG entering new markets – MS staff, infrastructure, licences, etc....

→ Cash transactions in-house

Natural synergy

→ Depository Receipts (DR) business
  - → 'Niche' business – client and trading focus
  - → Using business elements from both groups

Building new capabilities

→ Establishing a derivative product platform for Macquarie Securities' clients
  - → "Access products"
  - → Options
  - → How? "Step by step" approach

43

Macquarie Bank Limited Asian Focus Operational Briefing

Stephen Girdis

Division Head - Property
Banking and Property Group

44

Macquarie Property

1. **What can Macquarie Property offer Asia?**
2. Asian Property Opportunities
3. Macquarie Property Strategy in Asia
4. Examples of Macquarie Property Deals in Asia
5. Summary

45

What can Macquarie Property offer Asia?

→ Unparalleled breadth of locations and products
→ Unique blend of asset and operating skills

Property Investment Management	- Leader in REIT Management (by number of REITs managed) - Second largest listed property funds manager* in Asia Pacific with assets under management in Australia, Asia, North America & NZ - Leading Syndicator
Property Finance	- Selective risk participation development and lending - sharing the profit & risk in Australia, the US & the UK
Property Investment Banking	- Leading provider of big ticket tailored project financing and underwriting solutions - Promotes, sponsors & manages unlisted closed-end enhanced return funds in Australia, Asia and Europe - Award winning master lot/urban renewal residential developer - JV Partner with Macquarie Capital Partners – completing US$29.9billion in capital raising and financial advisory transactions since 1991
Golf & Leisure	- Majority shareholder in Medallist Developments - award winning developer in the US and Australia

550 staff** | **21 locations**** | **9 countries **** | **$30bn+ assets under stewardship***, including $4bn assets in Asia**

*market capitalisation of trusts under management at 31 July 2005 ** Incl Associates and A-REIT ***Incl on balance sheet assets, associates and A-REIT assets

46

What can Macquarie Property offer Asia? Capability to deliver successful REITs



No.1 in listed equity**
raised in the Asia Pacific
$(000s)
Macquarie
Nomura Real Estate
Japan Prime Realty
Mori Trust Sogo
Japan Real Estate

→ Over US$3.0 billion raised in listed equity since January 2003

Long term performance

→ Macquarie LPTs in Australia – 12 years of market outperformance



9 REITS
4 REITS
2 REITs

** Real estate fund equity raised since January 2003. Source:

47

What can Macquarie Property offer Asia? Capability to generate high risk adjusted returns

	NAREIT US Index	LPT 200	Macquarie LPT's	EPRA/NAREIT Global Index	EPRA/NAREIT North America	EPRA/NAREIT Asia	EPRA/NAREIT Europe
10-Year Returns	14.81%	14.75%	17.05%	12.22%	16.54%	5.10%	14.47%
Annual Volatility	17.91	9.48	7.14	18.32	19.80	25.41	19.47

→ Macquarie Property funds have outperformed the major global LPT indices over the last 10 years

→ Macquarie Property funds were also the least volatile

Source: Macquarie Property, up to calendar year 31 December 2004

48

Macquarie Property

1. What can Macquarie Property offer Asia?
2. **Asian Property Opportunities**
3. Macquarie Property Strategy in Asia
4. Examples of Macquarie Property Deals in Asia
5. Summary

49

Asian Property Opportunities – Global competition forcing change in Asia



- Global trading competitiveness
- Corporate restructuring
- Banking systems reform
- Public sector funding short falls
- Increasing cross border investments
- Creation of pension laws and systems
- REIT legislation
- Asset securitisation
- Emerging capital markets
Asian Property & Property Capital Markets Opportunities
- Rapid economic development
- Emerging middle class
- Changing lifestyle preferences
- Population/demographic changes
- Economic upswing/recoveries
Structural
Cyclical
Japan
China
India
Korea
Hong Kong
Singapore

50

Asian Property opportunities – Large and growing markets



Asian Investment Grade Property (excludes residential)
US$bn
800
700
600
500
400
300
200
100
705
186
147
103
94
79
66
15
15
14
Japan
China
Hong Kong
Australia
South Korea
Singapore
Taiwan
New Zealand
Thailand
Malaysia

Source: UBS, Prudential Real Estate Investors, Henderson Global Investors, Standard Life Investments, Bloomberg, Macquarie Research, June 2005

51

Asian property opportunities – cyclical recoveries



Prices % change p.a.
90%
70%
50%
30%
10%
-10%
-30%
-50%
Tokyo residential land
Hong Kong residential
Singapore office
South Korea commercial land
Tokyo commercial land
Overall Asian trend line
Hong Kong grade A office
Hong Kong industrial
Singapore retail
1980
1984
1988
1992
1996
2000
2004

Source: Macquarie Property, Japan Real Estate Institute, CEIC, Vigers, Urban Redevelopment Authority

52

Asian property opportunities – high yield spreads



3.0%
2.5%
2.0%
1.5%
1.0%
0.5%
0.0%
US
Australia
HK office*
Singapore
Korea
Japan
Macquarie Goodman HK industrial assets
Absolute yield spread over 10 year local bond rate

Source: MRE, Bloomberg *Based on direct property yield. Source: Knight Frank, CEIC

53

Macquarie Property

1. What can Macquarie Property offer Asia?
2. Asian Property Opportunities
3. **Macquarie Property Strategies in Asia**
4. Examples of Macquarie Property Deals in Asia
5. Summary

54

Strategies in Asia – Where Macquarie adds value

Requirements	Macquarie's capabilities
Volume of development and management to service rapidly growing and changing economies	✓ **Capital** → Discretionary capital → Access to cross border institutional capital → Capital distribution – global and local listed and unlisted capital raising → MBL balance sheet ✓ **Expertise - over 10 years on the ground, active market participation**
Securitisation of real estate embedded in capital markets reform agenda	✓ **Can add value to local developers/ investors** ✓ **Well structured investment opportunities for global investors**

55

Strategies in Asia – leveraging our Asian experience

1994	1995-9	2000	2001	2002	2003	2004	2005

- First non-Asian company in China to source and manage third party institutional capital to develop domestic housing in China
- Offices opened in Beijing, Tianjin and Shanghai
- Various JVs established in China for property developments and funds management
- HK office opened
- Seoul office opened
- Entered into joint venture – First China Property Group
- Appointed advisors to the US$308m Schroders Fund
- Launched A-REIT in Singapore
- First approved foreign Asset Management Company authorised to manage REITs in Korea
- Joint venture with Macquarie Global Property Advisors – GF I managing US$1.9bn assets with presence and assets in Asia
- Opened Tokyo office for investment banking – financial arranger for 13 residential projects (US$150m)
- Listed the MCO-CR-REIT in Korea
- US$1bn+ GF II capital raising commenced
- Acquisition of 9 retail malls in China
- Joint venture with Macquarie Goodman into Asia
- Announcement of PRIME REIT

56

Strategies in Asia – leveraging the property platform in Asia

Opportunistic and niche focus

Activities across Asia
→ Property funds management
→ Property structured finance & advisory
→ Property development

Our platform in Asia
→ 30 staff in Macquarie Property
→ 70 staff working at our associates

Access to Macquarie's network
→ Substantial research and distribution and deal network (ex-ING Securities)


Beijing
Tianjin
Seoul
Tokyo
Shanghai
Hong Kong
Singapore

- Macquarie Property office
- Macquarie Global Property Advisors
- First China Property Group
- Assets managed by Macquarie and associates
- Assets owned by Macquarie
- Macquarie Goodman

57

Strategies in Asia – leveraging our global experience

→ Ability to structure and manage 'Best of Breed' partnerships in foreign locations

ARCHSTONE SMITH

Macquarie Global Property Advisors

Macquarie Goodman

ProLogis

DEVELOPERS DIVERSIFIED REALTY

→ Leveraging the experience of 11 REITs and over 20 unlisted funds and syndicates

→ *Success in new product development* internationally – Asia, the US, Australia and the UK

58

Macquarie Property

1. What can Macquarie Property offer Asia?
2. Asian Property Opportunities
3. Macquarie Property Strategies in Asia
4. **Examples of Macquarie Property Deals in Asia**
5. Summary

59

Examples of Macquarie Property deals in Asia – PRIME REIT

→ Announced yesterday – initial market capitalisation of S$1billion

→ Acquiring a strategic stake in PRIME REIT, to be listed on the Singapore Exchange

→ Entered into call option agreement to acquire 50% indirect interest in the manager and property manager of the REIT





→ Further building our platform and the Macquarie brand in the Singapore market

→ Development of joint venture relationship with Pacific Star and Ergo

60

Examples of Macquarie Property deals in Asia – retail malls in China

→ Acquisition of nine retail malls in China with a syndicate of institutional investors from a local property owner

→ Properties are located in major shopping precincts

→ Underpinned by long term leases to a strong mix of tenants, meeting the needs of a growing middle class

Strategic acquisition

81

Examples of Macquarie Property deals in Asia – Macquarie Global Property Advisors

→ US$1.9 billion* is managed under Global Fund I

→ Since inception of GFI in 1999**, 37 real estate investments has been exited, realising an equity return of 37% for investors

→ Example transaction in GF I: The Sogo portfolio – 6 buildings in Tokyo – equity return from 55%-296%

→ Acquired B grade buildings in early stages of a recovery in the office property market in Tokyo. Successful refurbishment, cost control and leasing initiatives



→ Acting for large and global institutional investors

* As at December 2004 **To July 2005

82

Examples of Macquarie Property deals in Asia – Macquarie Goodman JV into Asia

→ Macquarie Goodman JV into Asia – interests in two industrial properties in Hong Kong totalling A$380m

→ Global Gateway

→ 44% interest in Evergain Plaza





→ Expanding our funds management platform into Asia

→ Further development of Macquarie Goodman's customer service model in a key growth market

83

Examples of Macquarie Property deals in Asia – Update on Macquarie REITs in Asia

→ MCO-CR REIT- Assets of KRW167bn (A$210m)** Delivering an annualised return* of 33.0% compared to a return of 14.6%* since listing

→ A-REIT – Assets of S$2.1bn* of assets, delivering an annualised return of 53.2%*, compared to a return of 25.6%* over the SESALL index since listing



* At 30 June **As at 31 March 2005

84

Examples of Macquarie Property deals in Asia – First China Property Group

Current projects

→ Anting project – 982 dwellings, project end value of US$100m

→ First foreign company to acquire a site under the government tender system

→ Sanling project - 700 unit development, project end value of US$75m

→ JV with Pudong Development Group commenced April 2004



⇨



→ Projects partly funded by Middle Eastern capital

85

Macquarie Property

1. What can Macquarie Property offer Asia?
2. Asian Property Opportunities
3. Macquarie Property Strategies in Asia
4. Examples of Macquarie Property Deals in Asia
5. **Summary**

86

Summary

- → Asian opportunities are large in both asset and capital markets
- → Macquarie well positioned in Asia through a strong REIT track record and general real estate experience
- → Objective is to grow the Property business in multiple niches - in selected capital and real estate markets with particular opportunities in REITs and funds management
- → Unparalleled network by product and location
- → Unique skills – fusion of physical real estate and capital market skills
- → Macquarie has the presence and experience to execute in challenging environment
- → Macquarie is succeeding with major inroads in Asian real estate

67

Macquarie Bank Limited
Asian Focus
Operational Briefing

John Walker

Country Head – Korea,
Executive Director, Corporate Finance
Investment Banking Group

68

Contents

69

Macquarie's evolution in Korea

1996-99	1999-2000	2001-04	2005
→ T&C based in Seoul → X-Border lease (IBG) → Property	→ *Shinhan* Alliance in Infrastructure Advisory and Asset Management → Kookmin Alliance (treasury derivatives) → Macquarie Capital	IBG → *Infrastructure* Advisory and other sectors → ISF → Corporate Finance → Securities → Equity Derivatives T&C → Treasury derivatives & Commodities trading Property	→ 10 Businesses → 5 Joint Ventures → 3 Funds under management → AUM*: 16 KRIF: 8 Wholesale: 6.9 Property: 1
Staff**: 0	Staff: 5	Staff: 200	Staff: 239

* AUM (Assets Under Management) is the total assets managed in AUD billion

**Includes joint venture staff

70

What we look like today



Investment Banking Group (5)
Property (1)
Funds Management (1)
Treasury & Commodities (2)
Equity Markets (1)
CAG (1)
Corporate Finance - Infra (SMFA) - Non-Infra
Macquarie Shinhan Infra Management - KRIF
Macquarie Capital - Leasing
Macquarie Securities - Brokerage - Research - ECM
Macquarie Property Advisors Korea
Macquarie IMM Investment Management
Kookmin Macquarie Treasury Derivatives
Macquarie Korea Commodity Derivatives
Woori Macquarie Business Co-operation
ML / SB FOO / RMD
KB
Staff**: 170
7
33
16
6
7



239 staff
90% Korean-speaking

**Includes joint venture staff

71

Macquarie businesses in Korea

SMFA Other Corporate Finance	Korea's leading infrastructure advisor Largest Corporate Finance team in Korea (also TMET, industrials and utilities)
MSIM	Manager of Korea's only private sector infrastructure fund, KRIF
Macquarie Capital	Over A$400 million leasing book established Largest share of Korean IT leasing market
Macquarie Securities	One of the largest research teams of the foreign houses; specialised small cap and technology focus and now moving to property and infra sectors. Currently, above 5% share of foreign broker turnover on KSE
Macquarie Property	Established Korea's first foreign-managed property asset management company. CR-REIT listed in 2004
Macquarie IMM	One of the fastest growing wholesale fund managers in Korea with A$6.5 billion in AUM
Kookmin Macquarie Treasury Derivatives	Highly successful business leveraging Kookmin's position as Korea's largest commercial bank Focusing on Treasury derivatives, derivative-enhanced deposits and retail FX hedging products
Macquarie Commodity Derivatives	Provides Korean clients with access to London, Chicago and New York commodities exchanges First foreign-owned introducing broker in Korea
Woori Macquarie	Leveraging existing Australia and Asian platform to lead listed warrants business from inception in 2005

72

Why we like Korea...



- *Constant environment of change*
- Shortage of investment product relative to demand
- Things get done – "bali bali"
- Relationships are of value

Government Policy	To develop A$260 billion of infrastructure by 2011 To develop Korea as a financial and logistics hub
National Savings	A$262 billion seeking investment opportunities and financial products
Corporate Governance	Legal, shareholder and financial forces achieving improvements Continued de-regulation
Globalisation	Greater integration and capital flows are forcing change
Economic Transition	From rapid to stable growth "Flight to Quality"
Economic and Social Fundamentals	Exports, Current Account, Stock Market, Consumption, People

73

Drivers of the Korean business



Infrastructure Development Focus	→ Concerted effort to attract private sector investors in infrastructure = Demand for global standard financing and capital
National Savings	→ Gross National Savings ratio consistently exceeds 30% (2004: 34.2%) → Limited investment products and opportunities for investors and individuals = Strong appetite for new products
Under-developed Capital Markets	→ Stock market capitalisation constitutes only 53% of GDP (125% in Australia) = Strong appetite for new products
Investment Institutions	→ Increasing freedom for pension funds and other institutions = Need for proven asset management expertise

74

Drivers of the Korean business



Reputation	→ Local: We are regarded as having an ability to close transactions → Global: Our Corporate Governance framework is recognised in a country where this is an issue = Deal flow
Restructuring Conglomerates	→ Acquisitions and divestments (Cross-border and local) = Need for advice and financial partners
Changing Demographics	→ Aging population → More mobile population → "Empty nesters" → Increased focus on leisure activities = New social infrastructure needs and alternative investment opportunities
Our Team	→ High quality Korean staff and graduates → Blend local and global experience → Opportunistic culture → = Strong origination and "on-the-ground" execution capability

75

Macquarie's strategy in Korea



Weaving ourselves into the fabric

Macquarie Korea Strategy

- → Local focus
- → Local staff
- → Local networks and relationships
- → Aggressive and opportunistic vs "process based competitors"
- → Exploit niches and opportunities in the market eg. national savings
- → Make markets rather than follow them

76

Key developments



KRIF	→ Invested in more than A$8 billion in assets → A$1.7 billion invested → 11 assets in road and rail infrastructure → Shareholder Agreement provides for a potential listing
Energy Utilities Business	→ Market-leading advisory team → Acquisition of 50% of Korea Independent Energy (largest IPP in Korea) and Macquarie now in a Joint Venture with POSCO → Seeking other opportunities in power, LNG and related infrastructure

77

Key developments



Broader Corporate Finance Business	→ Recent acquisition of a corporate finance team → Broader corporate finance business leveraging off relationships and success of other businesses eg. CJ CableNet → *Appointed Jin Nyum (former Deputy Prime Minister)* as Special Advisor
Relationships with Domestic Fund Investors	→ Wide investor network with 17 investors already in KRIF and 30 with Macquarie IMM → New investors seeking future funds → Fund investors now participate as partners in principal transactions
Presidential Citation	→ Macquarie awarded for its contribution to foreign investment by introducing advanced financial expertise and being a model to foreign companies in Korea.
Latest Important Deals	→ KIECO: A$358 million → Incheon Grand Bridge: A$2.2 billion → CJ CableNet: A$195 million

78



Assets throughout Korea
ROADS
Seoul ~ Chuncheon Expressway
Incheon Expressway (New Airport Hiway)
Woomyunsan Tunnel
Cheonan Nonsan Expressway
Kwangju 2nd Beltway Section 1
Kwangju 2nd Beltway Section 3
Incheon Grand Bridge
Daegu East Circulation Road
PROPERTY
Kukdong Building
Daewoo Securities Building
SKC Yeido Building
Dongyang Building
RAIL
Seoul Subway #9
ROADS
Daegu ~ Busan Expressway
Baekyang Tunnel
Soojungsan Tunnel
Machang Bridge
TMET
CJ CableNet
POWER
Korea Independent Energy Corporation
79

Macquarie Bank Group of Companies
Australia and Worldwide

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Internet http://www.macquare.com.au
DX 10287 SSE
SWIFT MACQAU2S

Document furnished to United States Securities and Exchange Commission by Macquarie Bank Limited.

File Number: 82-34740

ASX/Media Release

MACQUARIE

MACQUARIE CONTINUES ITS SUCCESSFUL EXPANSION IN ASIA

18 August 2005 - In a presentation to investors and analysts about its Asian businesses, Macquarie Bank Deputy Managing Director, Richard Sheppard, said today the Macquarie Group's growth in Asia had been better than anticipated following the acquisition of the ING cash equities business last year and was expected to continue, subject to market conditions.

Income from Asia for the year ended March 31, 2005 was up 96 per cent to $408 million from the prior corresponding period. Mr Sheppard said a key factor in the success of Macquarie's businesses in Asia has been the approach of hiring local people wherever possible.

"The strategy of positioning Macquarie as 'the most local' foreign financial services firm in each of our Asian markets, focussing on niches where we believe we can add value, has been successful."

"Macquarie is also growing new businesses by stepping into spaces adjacent to existing established businesses. Macquarie's staff numbers in Asia have grown from 120 to over 850 since 2000. Asia now has Macquarie's largest team outside Australia," Mr Sheppard said.

Mr Sheppard said the Group has recently announced a number of Asian initiatives, including
- Macquarie's acquisition of a strategic stake in Singapore's Prime REIT
- The establishment of the Macquarie International Infrastructure Fund (MIIF), listed on the Singapore Stock Exchange
- The acquisition, with investors, of nine retail malls in China and the acquisition of a number of infrastructure assets in Korea
- The opening of businesses in India and the establishment of a joint venture in Thailand
- Being awarded a stockbroking license in Malaysia

Highlights from the presenters to the briefing include:

Macquarie Securities Managing Director, Roy Laidlaw, said:
- Macquarie Securities' strategy is to improve its service, product range and market share in Asian markets following the integration of the ING business
- Strong growth expected from the Macquarie Securities business in Asia
- We hope that the Asian securities business will generate similar returns to the Australian securities business in the next couple of years
- The Asian securities business has hired more than 75 people and is continuing to hire aggressively in the region

Head of Asia, Corporate Finance Business, Mr Andrew Low said:

- The corporate finance group's strategy is to focus on niches where Macquarie can demonstrate differentiation and competitive advantages in capital raising, advisory, funds or principal transactions
- The increase in corporate finance deal flow and revenue since the ING acquisition is well ahead of expectations, albeit off a low base and still early days
- Revenue has increased by 2.5 times since the ING acquisition
- The total number of corporate finance professionals is up from 85 a year ago to 125 today and revenue per head has also increased

In commenting on the outlook of the corporate finance business, Mr Low said that momentum continues to build steadily across countries and products and the next twelve months is likely to see more of:

- Yield based issuance in Singapore, Korea and Hong Kong and maybe other markets
- Infrastructure deals outside Korea and transactions in other sectors within Korea
- Further diversification of revenues across the 11 offices in the region, building on success in early focus countries like Singapore and the Philippines where Macquarie has been bookrunner for the largest IPOs in those markets

The Head of Asia for the Equity Markets Group, Paul O'Brien, said:

- Our strategy in Asia is to use our leading position in Hong Kong as a base to expand into other markets
- Equity markets this year established a Singapore business which is now a leading issuer of warrants in that market
- Other markets Macquarie is looking at include Korea, Taiwan, China, India, Malaysia and Japan

Division Head, Property and Banking Group, Stephen Girdis, said:

- Macquarie Property is a global expert in cross border REITs and is the fastest growing promoter of successful REITs, with over US$3 billion raised in listed equity in Asia Pacific since January 2003
- Macquarie Property and its associates have received recognition as the leading property investment manager in Asia and have $4 billion in assets under stewardship in Asia
- Mr Girdis said that cyclical recoveries and structural changes in Asian markets were creating opportunities in property and property capital markets. He said Macquarie was active in, or looking at, opportunities in China, Hong Kong, Korea, Singapore, Japan, Malaysia and India

Macquarie Country Head for Korea, John Walker, said:

- Macquarie, which entered the market in 1996, now employs 239 staff across 10 businesses, five joint ventures and three funds
- Approximately 90 per cent of staff are Korean speaking
- Macquarie was awarded a Korean Presidential Citation for its contribution to foreign investment
- Korean Road Infrastructure Fund (KRIF) has raised $1.7 billion which is invested in more than $8 billion in assets. The Shareholder Agreement provides for potential listing

For further information, please contact:

Matthew Russell, Tel: +61 2 8232 4102
Macquarie Bank Public Relations

Lotte Pang, Tel: +852 9805 4070
Macquarie Group Public Relations

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Macquarie Bank Limited
ABN	46 008 583 542

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	David S Clarke AO
Date of last notice	4 August 2005 re Macquarie Bank Limited ("MBL") shares and Options over MBL shares and 23 June 2005 re Zero Cost Collar transactions with MBL.

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct and Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Bond Street Custodians Limited is the bare trustee for David Clarke in respect of employee options. Karii Pty Limited is a company in which David Clarke has a relevant interest.
Date of change	15 August 2005

No. of securities held prior to change	Direct: • 606,499 MBL ordinary shares held by David Clarke. Indirect: • 323,150 MBL ordinary shares held by Karii Pty Limited; and • MBL unlisted options held by Bond Street Custodians limited for David Clarke: o 21,000 options exercisable at $34.71 each and expiring on 31 August 2006; o 52,267 options exercisable at $30.51 each and expiring on 30 August 2007; o 82,800 options exercisable at $32.75 each and expiring on 9 August 2009; and o 25,000 options exercisable at $63.34 each and expiring on 1 August 2010.
Class	• MBL Fully Paid Ordinary Shares; and • Unlisted options over unissued MBL fully paid ordinary shares.
Number acquired	47,133 MBL shares acquired on exercise of the employee options below on 15 August 2005.
Number disposed	• 21,000 options over MBL shares exercisable at $34.71 each and expiring on 31 August 2006; • 26,133 options over MBL shares exercisable at $30.51 each and expiring on 30 August 2007.
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$1,526,227.83 in respect of shares acquired on exercise of options by David Clarke.
No. of securities held after change	Direct: • 653,632 MBL ordinary shares held by David Clarke. Indirect: • 323,150 MBL ordinary shares held by Karii Pty Limited; and • MBL unlisted options held by Bond Street Custodians limited for David Clarke: o 26,134 options exercisable at $30.51 each and expiring on 30 August 2007; o 82,800 options exercisable at $32.75 each and expiring on 9 August 2009; and o 25,000 options exercisable at $63.34 each and expiring on 1 August 2010.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Exercise of employee options.

Part 2 – Change of director's interests in contracts

Detail of contract	On 12 August 2005 David Clarke entered into a Zero Cost Collar transaction with MBL in respect of 47,133 fully paid ordinary MBL shares, which have the effect of acquiring cash-settled put options against movements in the MBL share price below current levels for the period from 12 August 2005 to 11 August 2010, in respect of those shares.
Nature of interest	Direct and Indirect
Name of registered holder (if issued securities)	N/a
Date of change	12 August 2005
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/a
Interest acquired	See description in "Detail of contract" above.
Interest disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	$238,021.65 over 5 years.

+ See chapter 19 for defined terms.

Interest after change	David Clarke has entered into a Zero Cost Collar transaction with MBL in respect of 47,133 fully paid ordinary MBL shares, which have the effect of acquiring cash-settled put options against movements in the MBL share price below current levels for the period from 12 August 2005 to 11 August 2010, in respect of those shares. The existing Zero Cost Collar transactions of David Clarke and Karii Pty Limited continue as below: David Clarke and Karii Pty Limited each entered into a Zero Cost Collar transaction with MBL in respect of 218,136 and 213,517 respectively, fully paid ordinary MBL shares, which had the effect of acquiring cash-settled put options against movements in the MBL share price below levels current at 15 June 2005 for the period to 14 June 2010 in respect of those shares. David Clarke and Karii Pty Limited each entered into a Zero Cost Collar transaction with MBL in respect of 153,296 and 100,784 respectively, fully paid ordinary MBL shares, which had the effect of acquiring cash-settled put options against movements in the MBL share price below levels current at 16 May 2003 and disposing of the benefit of any share price movements above a nominated level over the period from 16 May 2003 to 12 June 2008, in respect of those shares. David Clarke entered into a Zero Cost Collar transaction with MBL in respect of 107,083 fully paid ordinary MBL shares, which had the effect of acquiring cash-settled put options against movements in the MBL share price below levels current at 20 May 2003 and disposing of the benefit of any share price movements above a nominated level over the period from 20 May 2003 to 12 June 2008, in respect of those shares. David Clarke entered into a Zero Cost Collar transaction with MBL in respect of 25,196 fully paid ordinary MBL shares, which had the effect of acquiring cash-settled put options against movements in the MBL share price below levels current at 19 August 2004, and disposing of the benefit of any share price movements above a nominated level over the five years period from 19 August 2004 to 18 August 2009, in respect of those shares. David Clarke entered into a Zero Cost Collar transaction with MBL in respect of 68,667 fully paid ordinary MBL shares, which had the effect of acquiring cash-settled put options against movements in the MBL share price below levels current at 10 December 2004 for the period from 10 December 2004 to 1 June 2009, in respect of those shares.

Dated: 18 August 2005

G:\CAG\COS\DLEONG\BRD\ASX notices\CLARKE\dsc18082005.doc

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Macquarie Bank Limited
ABN	46 008 583 542

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	John G Allpass
Date of last notice	19 July 2005 but 16 February 2005 re Macquarie Infrastructure Group ("MIG")

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Securities held by John Allpass Pty Limited, as trustee for a superannuation fund of which John Allpass is a beneficiary
Date of change	12 August 2005
No. of securities held prior to change	94,307 MIG stapled securities
Class	Stapled securities
Number acquired	3,169 stapled securities
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$4.091038 per stapled security
No. of securities held after change	97,476 MIG stapled securities
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Issue of securities under distribution reinvestment plan.

G:\CAG\COS\DLEONG\BRD\ASX notices\ALLPASS\jga19082005.doc

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

19 August 2005

G:\CAG\COS\DLEONG\BRD\ASX notices\ALLPASS\jga19082005.doc

+ See chapter 19 for defined terms.

Securities and Exchange Commission by
Macquarie Bank Limited.

File Number: 82-34740

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

MACQUARIE BANK LIMITED

ABN

46 008 583 542

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully Paid Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	173,050
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	As per other fully paid ordinary shares already quoted.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	5,000 @ $28.19 each 20,151 @ $28.74 each 65,396 @ $30.51 each 82,503 @ $34.71 each
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	N/A - shares were issued on exercise of employee options
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	173,050 on 19/08/05

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	229,703,506	Fully Paid Ordinary Shares
		4,000,000	Macquarie Income Securities (MBLHB)

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	32,901,858	Options over Ordinary Shares at various exercise prices
		350,000	Non-cumulative Redeemable Preference Shares

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Shares rank pari passu with all existing fully paid ordinary shares.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) V Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 19 August 2005
(Assistant Company Secretary)

Print name: Angela Blair

== == == == ==

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Macquarie Bank Limited
ABN	46 008 583 542

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Helen M Nugent
Date of last notice	21 July 2005 re Macquarie Bank Limited ("MBL") shares and 3 June 2005 re Options over MBL shares.

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct and Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	MBL options held by Bond Street Custodians Limited as bare trustee for Helen Nugent. MBL shares held by Australian Executor Trustees Limited, a company which acts as a trustee for Helen Nugent Superannuation Fund.
Date of change	• 17 August 2005 re Exercise of Macquarie Bank Non-Executive Director Option Plan options; and • 18 August 2005 re Transfer of MBL shares.
No. of securities held prior to change	<u>MBL shares</u>: • 7,224 shares held directly by Helen Nugent; and • 1,870 shares held by Australian Executor Trustees Limited. <u>MBL unlisted options</u>: • 1,700 options exercisable at $34.71 each and expiring on 2 August 2006.
Class	MBL fully paid ordinary shares and Options over MBL fully paid ordinary shares.

Number acquired	• 1,700 MBL shares acquired by Helen Nugent on exercise of the options below; and • 1,700 MBL shares acquired by Australian Executor Trustees Limited on transfer from Helen Nugent.
Number disposed	• 1,700 options over MBL shares exercisable at \$34.71 each and expiring on 2 August 2006; and • 1,700 MBL shares sold by Helen Nugent to Australian Executor Trustees Limited.
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	• Exercise of options/acquisition of MBL shares: \$34.71 per MBL option. • Transfer of shares from Helen Nugent to Australian Executor Trustees Limited: \$63.50 per MBL share.
No. of securities held after change	MBL shares: • 7,224 shares held directly by Helen Nugent; and • 3,570 shares held by Australian Executor Trustees Limited as trustee for Helen Nugent Superannuation Fund. MBL unlisted options: • Nil.
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Exercise of Macquarie Bank Non-Executive Director Option Plan options and transfer of resulting shares from Helen Nugent to Australian Executor Trustees Limited as trustee for Helen Nugent Superannuation Fund.

Part 2 – Change of director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	

Interest after change	

19 August 2005

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Macquarie Bank Limited
ABN	46 008 583 542

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Barrie R Martin
Date of last notice	20 July 2005 but 22 February 2005 re Macquarie Airports ("MAP")

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	18 August 2005
No. of securities held prior to change	14,621 MAP stapled securities
Class	Stapled securities
Number acquired	469
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$3.42659 per stapled security
No. of securities held after change	15,090 MAP stapled securities

G:\CAG\COS\DLEONG\BRD\ASX notices\MARTIN\brm18082005.doc

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Stapled Securities acquired via Distribution Reinvestment Plan.

Part 2 – Change of director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

19 August 2005

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

MACQUARIE BANK LIMITED

ABN

46 008 583 542

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully Paid Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	136,996
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	As per other fully paid ordinary shares already quoted.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	21,796 @ $28.74 each 16,362 @ $30.51 each 98,838 @ $34.71 each
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	N/A - shares were issued on exercise of employee options
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	136,996 on 19/08/05

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
229,840,502	Fully Paid Ordinary Shares
4,000,000	Macquarie Income Securities (MBLHB)

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	32,764,862	Options over Ordinary Shares at various exercise prices
		350,000	Non-cumulative Redeemable Preference Shares

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Shares rank pari passu with all existing fully paid ordinary shares.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) V Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 19 August 2005
(Assistant Company Secretary)

Print name: Angela Blair

== == == == ==

+ See chapter 19 for defined terms.

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

MACQUARIE BANK LIMITED

ABN

46 008 583 542

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully Paid Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	141,520
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	As per other fully paid ordinary shares already quoted.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	2,000 @ $27.53 each 28,109 @ $28.74 each 4,166 @ $29.06 each 38,273 @ $30.51 each 1,666 @ $33.45 each 62,306 @ $34.71 each 1,668 @ $35.41 each 3,332 @ $36.85 each
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	N/A - shares were issued on exercise of employee options
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	141,520 on 22/08/05

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	229,982,022	Fully Paid Ordinary Shares
		4,000,000	Macquarie Income Securities (MBLHB)

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	32,623,342	Options over Ordinary Shares at various exercise prices
		350,000	Non-cumulative Redeemable Preference Shares

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Shares rank pari passu with all existing fully paid ordinary shares.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) V Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 22 August 2005
(Assistant Company Secretary)

Print name: Angela Blair

== == == == ==

+ See chapter 19 for defined terms.

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

MACQUARIE BANK LIMITED

ABN

46 008 583 542

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully Paid Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	42,499
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	As per other fully paid ordinary shares already quoted.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • *the extent to which they* participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	6,666 @ $28.74 each 21,666 @ $33.54 each 14,167 @ $34.71 each
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	N/A - shares were issued on exercise of employee options
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	42,499 on 23/08/05

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	230,024,521	Fully Paid Ordinary Shares
		4,000,000	Macquarie Income Securities (MBLHB)

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	32,580,843	Options over Ordinary Shares at various exercise prices
		350,000	Non-cumulative Redeemable Preference Shares

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Shares rank pari passu with all existing fully paid ordinary shares.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) V Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 23 August 2005
(Assistant Company Secretary)

Print name: Angela Blair

== == == == ==

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Macquarie Bank Limited
ABN	46 008 583 542

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Mark Johnson
Date of last notice	15 August 2005 re Macquarie Bank Limited ("MBL") shares and a Cash-settled put option exercisable against MBL and 3 August 2005 re Options over MBL shares.

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct and Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Bond Street Custodians Limited is the bare trustee for Mark Johnson in respect of employee options.
Date of change	• Off-market trade re Options: 16 August 2005; • On-market trade re MBL shares: 17 August 2005.
No. of securities held prior to change	444,195 MBL shares. MBL unlisted options over unissued ordinary shares held by Bond Street Custodians Limited as nominee for Mark Johnson: • 73,200 options exercisable at $30.51 each and expiring on 1 August 2007; • 20,900 options exercisable at $36.99 each and expiring on 8 October 2009; and • 16,000 options exercisable at $63.34 each and expiring on 1 August 2010.
Class	MBL fully paid ordinary shares and Options over MBL fully paid ordinary shares.
Number acquired	Nil.

G:\CAG\COS\DLEONG\BRD\ASX notices\JOHNSON\mrj23082005.doc

+ See chapter 19 for defined terms.

Number disposed	• 50,392 MBL shares; and • 14,400 options exercisable at $30.51 each and expiring on 1 August 2007.
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	• The 50,392 MBL shares were sold at $63.45 per MBL share; and • The 14,400 options were sold at an average price of $33.1980 each (equivalent to an average MBL share price of $63.7080 each).
No. of securities held after change	393,803 MBL shares. MBL unlisted options over unissued ordinary shares held by Bond Street Custodians Limited as nominee for Mark Johnson: • 58,800 options exercisable at $30.51 each and expiring on 1 August 2007; • 20,900 options exercisable at $36.99 each and expiring on 8 October 2009; and • 16,000 options exercisable at $63.34 each and expiring on 1 August 2010.
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On-market trade re MBL shares and off-market trade re Options.

Part 2 – Change of director's interests in contracts

Detail of new contract	
Nature of interest	Direct
Name of registered holder (if issued securities)	
Date of change	17 August 2005
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	50,392 MBL fully paid ordinary shares.
Interest acquired	N/a
Interest disposed	Mr Johnson's interest in a Zero Cost Collar transaction with MBL, in respect of 50,392 fully paid ordinary MBL shares, expired on maturity on 17 August 2005.
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	Mr Johnson paid $1,518,376.47 as a cash settlement payment.
Interest after change	Nil.

Dated 23 August 2005

G:\CAG\COS\DLEONG\BRD\ASX notices\JOHNSON\mrj23082005.doc

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

MACQUARIE BANK LIMITED

ABN

46 008 583 542

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully Paid Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	14,721
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	As per other fully paid ordinary shares already quoted.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	4,665 @ $28.74 each 8,388 @ $30.51 each 1,668 @ $34.71 each
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	N/A - shares were issued on exercise of employee options
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	14,721 on 24/08/05

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
230,039,242	Fully Paid Ordinary Shares
4,000,000	Macquarie Income Securities (MBLHB)

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	32,638,622	Options over Ordinary Shares at various exercise prices
		350,000	Non-cumulative Redeemable Preference Shares

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Shares rank pari passu with all existing fully paid ordinary shares.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) V Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 24 August 2005
(Assistant Company Secretary)

Print name: Angela Blair

== == == == ==

+ See chapter 19 for defined terms.